October 21, 2004

Mr. William Friar

Senior Financial Analyst

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          Advance America, Cash Advance Centers, Inc.

Registration Statement on Form S-1, Filed August 13, 2004

SEC File No. 333-118227

Dear Mr. Friar:

On behalf of Advance America, Cash Advance Centers, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the United States Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show composite changes from Amendment No. 1 to the Registration Statement filed with the Commission on September 22, 2004.

The changes reflected in Amendment No. 2 include those made by the Company in response to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter dated October 7, 2004, to William M. Webster, IV, Chief Executive Officer of the Company, with respect to the Registration Statement.  Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.  Amendment No. 2 also reflects the Company’s intention to increase the amount raised in the primary portion of the offering from net proceeds of approximately $92 million, as reflected in Amendment No.1, to net proceeds of approximately $184.6 million.  The Company intends to use substantially all of the net proceeds it receives from the offering to repay debt.  It is currently expected that the proposed secondary portion of the offering will be reduced by a like amount, and therefore the amount of common stock registered pursuant to the Registration Statement is unaffected.

For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.  Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 2.  All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 2, which includes the prospectus as revised.

In connection with our response, we are submitting the following materials:

1.             Five revised, clean courtesy copies of Amendment No. 2; and

2.             Five courtesy copies of Amendment No. 2, marked to show changes from Amendment No. 1 filed on September 22, 2004.

Inside Front Cover of the Prospectus

1.     The inside front cover of the prospectus is not an appropriate forum for including disclosure.  Please revise the Summary, Use of Proceeds, Dilution and any other section of the prospectus that is appropriate to include the information included below the Table of Contents.  Please refer to Item 501 of Regulation S-K.

The Registration Statement has been amended to reflect the Staff’s comment.  See pages i, 1 and 7 of Amendment No. 2.

Summary – page 1

2.     Add a section that clarifies the transactions that you will undertake between the financial statement date and the closing of the transaction.  This should clarify that you intend to distribute substantially all of your pre June 30, 2004 profits to your current shareholders, that you intend to provide shares to related parties in exchange for your corporate headquarters and for the sale of aircraft and that you intend to sell securities to your officers and directors.

The Registration Statement has been amended to reflect the Staff’s comment.  See “Recent Financial Developments Since June 30, 2004” on page 6 of Amendment No. 2.

Risks Relating to Our Business – page 5

3.     This section appears to be little more than bullet pointed risk factor headings, and therefore is not of the same quantum as the discussion of your business strategy and your company’s operating history.  Please remove this section and instead revise your disclosure to include a brief narrative discussion of the operational hurdles that could affect the implementation of your growth strategy and affect your competitive strengths.

The Registration Statement has been amended to reflect the Staff’s comment.   We have deleted the bullet-point section entitled “Risks Relating to Our Business” and have added a narrative discussion under the heading “Challenges” that describes the operational hurdles and other challenges that could affect the implementation of the Company’s business strategy and affect its competitive strengths.  See pages 5 and 6 of Amendment No. 2.

Risk Factors – page 10

4.     We note your response to prior comments 13, 17 and 33.  Please add a risk factor, which appears towards the beginning of the section, that discusses the fact that you will distribute out virtually all the profits that Advance America generated during its S Corporation status and also indicates the amount of funds available to the company after the offering and the debt-repayment are completed.

The Registration Statement has been amended to reflect the Staff’s comment.  See the new risk factor on page 11 of Amendment No. 2, entitled:  “We have distributed to our current stockholders substantially all of the net income that our company generated as an S corporation.  We depend to a substantial extent on borrowings under our revolving credit facility to fund our liquidity needs.”

Our auditors concluded that, as of June 30, 2004... – page 10

5.     Please describe to us in detail the nature of technical assistance provided by your independent auditors with respect to both FIN 45 and FIN 46.

The Company has asked me to supplementally provide the following information:

Due to the complexities surrounding the applications of both FIN 45 and FIN 46, the Company sought the advice of its independent auditors in these areas when finalizing the financial statements.  The auditors provided the Company with interpretative materials to assist the Company in applying the facts to the accounting literature.  In addition, Company personnel engaged in many discussions with auditor personnel where facts were discussed in light of the authoritative literature.  Specifically, the Company discussed its proposed accounting on the application of FIN 46 to a related entity from which the Company leases an aircraft in determining which entity was considered the primary beneficiary. In addition, the Company discussed its proposed accounting on the application of FIN 45 as it relates to its agency business model.  After discussions with its auditors, the Company modified its initial proposed accounting and concluded on these issues as reflected in the financial statements included in the Registration Statement.

Current and future litigation and regulatory proceedings against us... – page 15

6.     We note your response to prior comment 18.  However, this risk factor continues to be very long and contains a significant amount of detail.  Furthermore, it appears to be substantially similar to your Legal Proceedings disclosure.  Please revise the risk factor to summarize your overall exposure to litigation, including management’s assessment of the likelihood that there might be a material affect upon your revenues, operations or an investment in your shares from these lawsuits and regulatory actions.  To the extent that you feel that specific lawsuits represent a material risk to an investment in your shares, please highlight that specific risk in a separate risk factor, as you did in the following risk factor relating to your problems with the State of Georgia.

The Registration Statement has been amended to reflect the Staff’s comment.  See pages 15-19 of Amendment No. 2.

Dividend Policy – page 31

7.     We note your response to prior comment 32, and the disclosure included on page 31.  However, we are not able to determine the amount of unrestricted cash that would be available for management to pursue its intended dividend policy.  We note that you appear to plan to distribute all of your earnings and profits prior to the offering (with the exception of your latest quarters earnings).  Please clarify the amount of cash and the amount of earnings and profits from which you would be able to pay dividends.

The Company has asked me to supplementally provide the following information:

The Company is currently contemplating a proposal to pay a quarterly cash dividend on each share of its common stock of 0.625% of its then current share price each quarter, an estimated approximate yield of 2.5% per annum.  As indicated under “Dividend Policy” on page 32 of Amendment No. 2, any determination to pay dividends, and the amounts of any dividends, will be at the sole discretion of the Company’s Board of Directors and will depend on many factors, as described in the risk factor.  It is currently contemplated that any dividends declared by the Company’s Board of Directors would not exceed $.09 per share of common stock per quarter unless the Board determines otherwise.  The Company also currently contemplates that the payment of any quarterly dividends would not commence until the first quarter of 2005.  As the Company’s Board of Directors has not yet met to formally consider this proposed dividend policy, it has not yet been disclosed in the Registration Statement.

The Company is still discussing the price range and exact number of shares to be issued in the offering with the underwriter.  However, based on the currently anticipated post-offering number of shares to be outstanding of 84 million and assuming the Board does not declare a dividend in excess of the $.09 per share cap described above, the estimated maximum amount needed by the Company to pay the above-described quarterly dividend would be approximately $7.6 million.  As the Company has disclosed in the Registration Statement, it paid cash dividends to its stockholders of approximately $40.0 million in the year ended December 31, 2002, $101.5 million in the year ended December 31, 2003, $21.8 million in the six months ended June 30,

2004 and $57.5 million since June 30, 2004.  The Company’s proposed dividend policy would result in significantly lower aggregate dividend payments than the Company has historically paid.  Because, as described in the Registration Statement, the Company typically uses all of the available cash generated from its operations to repay borrowings under its revolving credit facility on a current basis, it keeps limited cash balances on hand, and it expects that any cash dividends it may pay in the future on its common stock will be funded primarily from borrowings under its revolving credit facility.  As the Company has disclosed in the Registration Statement under “Use of Proceeds” on page 31 of Amendment No. 2, it intends to repay approximately $116.2 million of borrowings under its revolving credit facility with net proceeds that it receives from the offering, thereby increasing the amount available for future borrowings under this facility by a like amount.  As further disclosed on page 31 of Amendment No. 2, approximately $198.6 million would have been available at September 30, 2004 for future borrowings under the Company’s revolving credit facility after giving pro forma effect to the application of the proceeds from the offering, the repayment of approximately $15.4 million of subordinated debt that matured on October 15, 2004 and the payment of dividends of approximately $1.5 million to the Company’s existing stockholders.

The Company believes that funds generated from its operations and borrowings under its revolving credit facility will provide it with sufficient sources of liquidity to satisfy its funding requirements (including the payment of dividends in accordance with its proposed dividend policy) for at least the next twelve months following the offering.  However, as described in the risk factor, the Company is not required to pay any dividends, and its Board of Directors may at any time modify or revoke any dividend policy that it adopts.  Further, while past performance is obviously no prediction of future success, and the Company’s business and future outlook can be adversely affected by many factors outside its control, the Company currently believes that by the time of the first dividend payment it will have generated sufficient earnings and profits from which it would be able to pay dividends in accordance with its proposed dividend policy.

Please also see the revisions made to Amendment No. 2 in response to Staff Comments 4 and 19 for additional information about the Company’s cash portion and sources of liquidity.

Selected Consolidated Financial Information – page 35

8.     We note your response to our prior comment 38. Please revise footnote 2 on page 36 to quantify the amount of pro forma income tax expense for 2001 that represents actual income tax for the period January 1, 2001 through September 30, 2001.

The Registration Statement has been amended to reflect the Staff’s comment.  See pages 9 and 36 of Amendment No. 2.

9.     Given the significance of your goodwill as a percentage of your total assets, please revise to include the amount of goodwill for each period presented.

The Registration Statement has been amended to reflect the Staff’s comment.  See pages 9 and 36 of Amendment No. 2.

Management’s Discussion and Analysis – page 37

10.  We note your response to prior comment 40 and 41.  While we acknowledge that the exact percentages that your banking correspondents place at risk is competitively sensitive, the amount of risk that you assume for credit losses under the agency model is material to an investors understanding of your business and the risks that they would encounter by investing in your shares.  Consequently, we reissue prior comment 41.

In response to the Staff’s comment, on pages 20, 42, 60, 79 and 80 of Amendment No. 2, the Company has included the overall aggregate percentage that the lending banks must absorb.

Overview – page 37

11.  Please clarify the number of consecutive times a customer may borrow or roll over a loan under your internal policies and/or the CFSA’s best practices.

The Registration Statement has been amended to reflect the Staff’s comment.  See page 38 of Amendment No. 2.

Closed Payday Cash Advance Centers – page 39

12.  We note your revisions to the discussion of closed payday cash advance centers on pages 39 and 40.  Please revise to quantify the amount of outstanding Georgia advances as of June 30, 2004.

The Registration Statement has been amended to reflect the Staff’s comment.  See page 40 of Amendment No. 2.

13.  As a related matter, please also disclose how you are handling the collection of outstanding payday cash advances made in Georgia prior to suspension of operation and the circumstances under which you anticipate charging-off any uncollected balances related to the Georgia advances.

The Registration Statement has been amended to reflect the Staff’s comment.  See page 40 of Amendment No. 2.

14.  Please revise to quantify the amount (if any) of outstanding payday cash advances made in Georgia that have been reserved and/or charged off subsequent to June 30, 2004.

The Registration Statement has been amended to reflect the Staff’s comment.  See page 40 of Amendment No. 2.

Discussion of Critical Accounting Policies – page 41

15.  Please revise your discussion of revenue recognition policies to address each of the five bullet points identified in our prior comment 47.

In response to the Staff’s comment, the Company has revised the discussion of revenue recognition on page 42 to explain why the revenue recognition policy is considered critical by management and to indicate that the Company does not use estimates to recognize its revenues.  Because the Company does not use estimates to recognize revenues, it did not address the last four bullet points in prior Comment 47 because the Company understands that those bullets are only applicable to the use of estimates.

16.  Supplementally tell us how many cash advance centers and/or agency relationships were acquired from the National Cash Advance group in 1999 and in what states those centers/relationships were located.

The Company has asked me to supplementally provide the following information:

The Company’s acquisition of the 532 National Cash Advance payday cash advance centers included 67 cash advance centers in Pennsylvania that processed, marketed and serviced payday cash advances for one thrift.

National Cash Advance

Centers Acquired, Opened and Closed

State	Acquired	Opened After 10/15/99	Closed	Open at 9/30/04

Tennessee	32	3	—	35
Indiana	44	—	16	28
Ohio	58	—	1	57
Illinois	17	—	—	17
Wisconsin	16	—	—	16
Pennsylvania	67	34	—	101
Kentucky	18	—	1	17
Florida	53	1	6	48
Missouri	22	—	—	22
North Carolina	37	—	4	33
Iowa	16	3	2	17
Louisiana	19	—	3	16
Mississippi	16	—	2	14
South Carolina	22	—	2	20
California	83	—	35	48
Nebraska	9	2	—	11
Delaware	2	2	—	4
Total	531	45	72	504

Acquired centers in all states except Pennsylvania operated under the standard business model.  The acquired centers in Pennsylvania operated under the agency business model.  The Company also acquired a relationship with a thrift.  The Company no longer processes, markets or services loans for such thrift.

17.  As a related matter, please supplementally tell us when you performed your annual goodwill impairment testing, what you considered your reporting units to be, and how your decision to suspend operations in Georgia affected your impairment analysis.

The Company has asked me to supplementally provide the following information:

The Company updated its goodwill impairment testing as of June 30, 2004. The Company considers its reporting units to be at the zone level as described on page 83 of Amendment No. 2.  In determining that goodwill was not impaired, the Company assumed the Georgia operations provided no contribution to earnings.  As a further note, all goodwill was created as a result of the Company’s acquisition of National Cash Advance in October 1999.  National Cash Advance did not have operations in Georgia.

Results of Operations – page 45

18.  We note your response to our prior comment 51 and your revised disclosures on page 49.  However, it seems that termination of the contract with Peoples National Bank would have resulted in lost revenues and/or profits in your Pennsylvania and North Carolina markets.  Please revise to disclose the impact to your results of operations.

The Registration Statement has been amended to reflect the Staff’s comment.  See page 49 of Amendment No. 2.

Liquidity and Capital Resources – page 57

19.  We note that your company will have only a small fraction of the offering proceeds available once the debt repurchases are conducted.  We also note your discussion of the cash losses that you expect from each new cash advance centers on page 39 and your plans to operate even more centers in the coming 12 month period.  Please expand your discussion of your liquidity position to clarify the sources of liquidity that management believes it can call upon to meet these needs.  Also, please clarify whether management believes that after the debt exchange it will be able to take on a more expanded leverage position.

The Registration Statement has been amended to reflect the Staff’s comment.  See page 57 of Amendment No. 2.  See also the Company’s responses to Staff Comments 4 and 7.

Business – page 67

20.  We note your response to prior comment 61.  Please clarify your discussion of your approval process to clarify that you do not undertake any evaluation of the creditworthiness of your customers, outside a determination of their identity, bank account status and source of income.

The Registration Statement has been amended to reflect the Staff’s comment.  See page 68 of Amendment No. 2.

Our Payday Cash Advance Services – page 73

21.  We note your revised disclosure in the Overview section that begins the Business section.  However, we still believe that an investor would be better able to understand the conduct of your business if you include a discussion of how you conduct your business, from the initial customer contact through approval, payment and, if necessary, collection.  We note your discussion of your collection procedures on page 75.  Consequently we reissue prior comment 66.

The Registration Statement has been amended to reflect the Staff’s comment.  See “Our Payday Cash Advance Services” on pages 73-75 of Amendment No. 2.

22.  We are not able to find a discussion of the separation of risks and rewards from your agency business model on pages 67-68.  Consequently, we reissue prior comment 67.

In responding to the Staff’s prior Comment 67, the Company added to Amendment No. 1 the table on page 68 of Amendment No. 1 explaining the obligations, fees and risks under the agency and standard business models, as well as the paragraphs appearing beneath the table.  Although the Company believed it had responded to the Staff’s prior comment, it has now expanded the disclosure in the table on page 68 of Amendment No. 2 to explicitly include a discussion of risks to the Company and to the lending banks under the standard and agency business models, as well as having revised the lead-in to the table to clarify the information that is being presented.  Conforming changes have also been made to the table appearing on page 2 of Amendment No. 2.

Certain Relationships and Related Party Transactions – page 105

23.  We note your responses to prior comments 71-73 and await the revised disclosure.  Please note that we may have further comment once the disclosure is updated.

The Company has revised its disclosure on page 107 of Amendment No. 2 to reflect that the disinterested members of the Company’s board of directors will consider the transactions in question and that the Company has retained independent appraisal firms to assist the board in its deliberations.  The disinterested members of the board have not yet met to consider these transactions.  The final terms of any transactions that are approved by such members will be disclosed in a subsequent pre-effective amendment to the Registration Statement.

Underwriters – page 123

24.  Please advise the staff regarding how the underwriters plan to conduct the “on-line” portion of the offering.  In particular, please highlight the pricing, conduct, allocation and timing of this possible portion of the offering.

The underwriter has informed the Company that (except in connection with the directed share program) they do not intend to use any means of distributing or delivering the prospectus other than by hand or the mails, or to use any forms of prospectus other than printed prospectuses. However, the preliminary prospectus may be made available in connection with internet roadshows as discussed below.  In addition, the underwriter may make the prospectus available in electronic format on the web sites maintained by the underwriter.   The online portion of the offering will not be priced differently than the non-online portion of the offering.  The pricing, allocation and timing of the online portion of the offering will be exactly the same as the printed portion of the offering.

Neither the Company nor the underwriter has any arrangements with a third party to host or access the preliminary prospectus on the internet, other than in connection with plans to conduct an internet roadshow through Yahoo! Inc. (www.netroadshow.com).  While Morgan Stanley has contracted with this service provider to conduct an internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus.  The primary purpose of the internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person.  As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the web site.  Yahoo! Inc. has informed the underwriter that they conduct internet roadshows in accordance with the Private Financial Network No-Action Letter, received from the Commission on March 12, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows.

25.  Please confirm that the electronic version of the prospectus will be identical to the final prospectus or will comply with Release 33-7288 or 33-7289.

The underwriter has informed the Company that the electronic version of the prospectus will be identical to the final printed prospectus or will comply with Release 33-7288 and Release 33-7289.

Consolidated Financial Statements

Note 1 – Description of Business and Significant Accounting Policies – page F-8

26.  We note your response to our prior comment 84 and your revised disclosures. Please revise to describe how you determine the amount of your allowance for doubtful accounts.  Consider revising this footnote to include the bullet-pointed methodology you disclosed on pages 43 and 44.

The Registration Statement has been amended to reflect the Staff’s comment.  See page F-10 of Amendment No. 2.

27.  We note your response to our prior comment 83 and your revised disclosures. Please supplementally quantify for us the amount of your liability for center closing costs that pertains to severance payments and costs to move furniture and fixtures for each period presented.

The Company has asked me to supplementally provide the following information:

The amount of the Company’s liability for center closing costs that pertains to severance payments and costs to move furniture and fixtures for each period presented was (dollars in thousands):

	Severance	All Other Closing Costs
December 31, 2002	$0	$260
June 30, 2003*	0	360
December 31, 2003	0	270
June 30, 2004	0	151

*Unaudited.

28.  As a related matter, please supplementally tell us how your accounting treatment for severance costs and costs to move furniture and fixtures is consistent with paragraphs 8-13 and 17 of SFAS 146.  Specifically with respect to severance costs, please tell us how your policy considers the communication requirements discussed in paragraph 8 of SFAS 146.  If necessary, to the extent your accounting treatment is not consistent with SFAS 146, please quantify the differences for each period presented (including interim periods) and supplementally provide us with your qualitative and quantitative materiality assessment.

The Company has asked me to supplementally provide the following information:

The decision to close a center typically occurs concurrent with or within days of the actual center closing.  At this time, all criteria in paragraph 8 of SFAS 146 have been met.  Each center has no more that two employees and severance is accrued for these individuals if they cannot be transferred to other centers.

In accordance with SFAS 146 paragraph 17, when a center is closed the Company recognizes a liability for the cost to clean and vacate the premises, which happens concurrent with or shortly after closing, any unbilled expenses, primarily for utilities, and any termination costs on security and office equipment leases.  The Company believes that moving costs are generally incurred at the time it closes a center because at that time it is required to remove all furniture, office equipment, filing cabinets and customer files, etc. from the leased space so that the landlord may prepare the space for the next tenant.  Such removal usually occurs within several days of the actual closing date.

Although the Company believes its accounting for these costs is correct, in response to the Staff’s question the Company has performed a materiality assessment related to the total amount recorded.  Their assessment indicates that the total amount recorded is not material to the financial statements for the quarterly and annual periods in the year ended December 31, 2003 and the six months ended June 30, 2004.  Their conclusion is based upon:

•              At each of the balance sheet dates, the amount recorded is less than 1.0% of total current liabilities, less than 0.2% of total liabilities and less than 0.4% of stockholders’ equity.

•              The change in these balances had less than a 0.5% impact on net income during any period.

•              The changes in the amounts recorded do not:

a.             impact the trends in the Company’s performance,

b.             change a loss into income or visa versa,

c.             impact the Company’s compliance with any regulatory requirements or bank covenants, nor

d.             increase management’s compensation or bonuses.

Note 3 – Processing, Marketing and Servicing Arrangements – page F-17

29.  Please supplementally confirm to us that during the life of your $3 million note agreement with the lending bank, there were no impairment indicators prior to your March 2003 termination payment of $6.3 million that would have caused you to record an impairment loss on the $3 million note.  Refer to paragraphs 8-10 of SFAS 114.

The Company has asked me to supplementally provide the following information:

During the life of the note receivable from the lending bank, all information available to the Company indicated that the loan was not impaired.  The lending bank paid all monthly payments required under the agreement.  Further, the $6.3 million termination payment represented a discounted estimate of the amount that the lending bank would have earned if the Company and the lending bank continued their relationship through the expiration dates of the applicable marketing and servicing agreements.  Concurrent with the termination agreement, the lending bank repaid all amounts due under the loan agreement.

30.  Please supplementally provide to us copies of the $3 million note agreement with the lending bank (including any amendments) as well as copies of the termination agreements with the lending bank (including the termination agreements associated with the $6.3 million payment).

In response to the Staff’s comment, the requested documents have been attached as Annex A and Annex B to this letter.

Note 4 – Advances and Fees Receivable, Net – page F-18

31.  We note your response to our prior comments 84 and 85.  Please revise footnote 4 of your filing to include each of the various components of your advances and fees receivable balance (e.g. payday advance receivable, fees and interest receivable).

The Registration Statement has been amended to reflect the Staff’s comment.  See page F-19 of Amendment No. 2.

Note 12 – Commitments and Contingencies – page F-26

32.  We note your response to our prior comment 100.  Please revise the first paragraph of footnote 12 to quantify the amount of estimated lost revenue per month that you expect to incur if you continue to suspend operations in Georgia.

The Registration Statement has been amended to reflect the Staff’s comment.  See page F-27 of Amendment No. 2.

Note 16 – Subsequent Events – page F-30

33.  Please revise to disclose the nature of the North Carolina Attorney General’s inquiry, including a discussion of the types of potential claims that could be raised by the Attorney General’s office as a result of their inquiry.  Refer to paragraph 10 of SFAS 5.

The Registration Statement has been amended to reflect the Staff’s comment.  See pages F-31 and F-32 of Amendment No. 2.

*          *         *

Thank you for your consideration.  If you have any further questions or comments, please contact me at (212) 735-2388 or Adam Waitman at (212) 735-2896.

Sincerely,

/s/  SUSAN J. SUTHERLAND

Susan J. Sutherland

cc:         Lisa Haynes
Securities and Exchange Commission

Donald Walker
Securities and Exchange Commission

Christian Windsor
Securities and Exchange Commission

William M. Webster, IV
Advance America, Cash Advance Centers, Inc.

John W. White
Cravath, Swaine & Moore LLP

D. Mark McMillan
Merrick D. Hatcher
Bell, Boyd & Lloyd LLC

Annex A

THIS NOTE IS NOT A DEPOSIT AND IS NOT INSURED
BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
OR ANY OTHER GOVERNMENTAL AGENCY

No. 1	$3,000,000

TEXAS PEOPLES NATIONAL BANCSHARES, INC.
ADJUSTABLE RATE SUBORDINATED NOTE
DUE DECEMBER 19, 2006

Texas Peoples National Bancshares, Inc., a Texas corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended (hereinafter called the “Company”, which term shall include any successor), for value received, hereby promises, subject to the terms and conditions herein, to pay to Advance America, Cash Advance Centers, Inc., a Delaware corporation or registered assigns at the principal office of the Company in Paris, Texas, the principal sum of Three Million Dollars ($3,000,000) in equal monthly installments of $50,000 per month, with the balance being paid in full no later than December 19, 2006, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest on the outstanding principal amount of the Note in like coin or currency from the date of this Note or from the most recent interest payment date (each such date an “Interest Payment Date”) to which interest has been paid or provided for, monthly on the last day of each calendar month commencing on January 31, 2002 and thereafter on each Interest Payment Date until the principal of this Note is paid in full. Interest shall accrue at a rate of 8.00% per annum applied to the outstanding principal amount of the Note for the one-year period beginning December 19, 2001, and such interest rate shall increase by 200 basis points on December 19 of each subsequent year (“Adjustable Interest Rate”), until the principal of this Note is paid in full. Interest shall be calculated on the basis of a 360-day year of twelve 30-day months.

The Company will, subject to certain exceptions provided herein, pay the interest due each Interest Payment Date to the person in whose name this Note is registered at the close of business on the 15th day of the calendar month in which such interest is to be paid. Principal hereof and interest shall be payable at the Company’s principal office in Paris, Texas (or such other office or agency as the Company may designate); the Company shall pay principal and interest by wire transfer to an account designated in writing to the Company by the holder of the Note.

1.                                        Principal Payments.  The Company shall make equal monthly payments of principal in the amount of $50,000, with the full principal amount of this Note due and payable no later than December 19, 2006 (“Maturity Date”).  All payments of principal and interest hereunder shall first be applied to accrued but unpaid interest and then to the outstanding principal balance of the Note.

2.                                      Redemption.  The Company may, at its option, redeem all or any part of this Note prior to maturity, in whole or in part, at any time after the date of issuance. Upon redemption, the Company shall give at least five (5) days prior written notice to the holder of this Note and it shall pay in cash the principal amount of this Note plus accrued and unpaid interest at the Adjustable Interest Rate from the last Interest Payment Date to the date fixed for redemption.

The notice of redemption shall identify the Notes to be redeemed and shall state (i) the redemption date; (ii) the redemption price; (iii) where payment of the redemption price is to be made upon presentation and surrender of the Note; (iv) the manner in which the Note must be presented for redemption; (v) that certificates representing the Notes called for redemption must be surrendered to the Company to collect the redemption price; (vi) that interest on the Notes called for redemption ceases to accrue on and after the redemption date; and (vii) if less than the outstanding principal amount of this Note is to be redeemed, the portion of the principal amount to be redeemed. The Company will give notice of any redemption to the holder of this Note by mailing to such holder, by first class mail, postage prepaid, or by transmitting to such holder by facsimile, a notice of redemption at such holder’s last address as it appears in the Record Book.

Any redemption of less than all of the principal amount of these Notes shall be made on a pro rata basis. Upon surrender of certificates representing Notes redeemed in part, the Company shall issue new certificates in face amounts equal to the unredeemed portion of the respective Notes surrendered.

3.                                      Subordination.  The indebtedness evidenced by this Note, including principal and interest, is subordinate and subject in right of payment to the prior payment in full, as described below, of all Senior Indebtedness. “Senior Indebtedness” of the Company means any of the following debt which is outstanding on December 19, 2001, the date of original issuance of this Note (i) indebtedness for money borrowed from City National Bank, Kilgore, Texas; (ii) indebtedness incurred in connection with the acquisition of any other business, property or asset; (iii) indebtedness evidenced by debentures, notes (other than the Notes), bonds or other debt securities issued under the provisions of an indenture or similar instrument; (iv) guaranties or assumptions by the Company of indebtedness of others of the kind described in (i), (ii) and (iii) above; and (v) renewals, extensions and refundings of, and indebtedness of a successor corporation issued in exchange for or in replacement of, indebtedness, assumptions and guaranties of the kinds described in (i), (ii), (iii) and (iv) above, unless such indebtedness, assumption, guaranty, renewal, extension or refunding is expressly not superior in right of payment to the Notes. Senior Indebtedness shall also include, whether outstanding on the date hereof or hereafter created, incurred, assumed or guaranteed, the obligations of Peoples National Bank (the “Bank”) to its depositors, obligations under bankers acceptance and letters of credit, obligations to any Federal Reserve Bank, obligations to the Federal Deposit Insurance Corporation (“FDIC”) as a result of loans made by the FDIC to the Bank or the purchase or guarantee by the FDIC of any assets of the Bank pursuant to the provisions of Title 12, U.S.C., Sec. 1823, para. (c), (d) or (e) and to claims of its fiduciary beneficiaries.

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, all principal of and interest on all such matured Senior Indebtedness shall first be paid in full before any payment on account of principal or interest is made in respect of the Notes. Upon any distribution of the assets of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency or receivership proceeding or similar proceeding relating to the Company or its assets, all Senior Indebtedness, including both principal and interest thereon, shall first be paid in full, or provision made for such payment, before any payment is made on account of the principal or interest on the indebtedness evidenced by this Note.

The Company reserves the right to issue in the future additional subordinated indebtedness, in accordance with applicable law or other restrictions, which will rank junior to the Notes; provided, however, during the term of this Note, and without the written consent of the holders of at least 51% in aggregate principal amount outstanding of the Notes (which consent may not be unreasonably withheld) the Company shall not, and shall not permit any of its subsidiaries to, issue any indebtedness that is senior to or in pari passu with the Notes, other than Senior Indebtedness created by the Bank as set forth above. No sinking fund has been or will be established to retire the Notes and the Notes are unsecured.

The payment of principal and interest on the Notes is preferential to any payment of dividends on the capital stock of the Company. Further, upon any distribution of the assets of the Company in liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency or receivership proceeding or similar proceeding relating to the Company or its assets, the Notes (both principal and the accrued or accumulated but unpaid interest) shall first be paid in full, or provision made for such

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payment, before any distribution is made to the holders of the outstanding capital stock or any obligations of the Company ranking junior to the Notes.

The holder of this Note, by his acceptance hereof, agrees to and shall be bound by the foregoing subordination provisions.

4.                                      Immunity.  The holder of this Note agrees by his acceptance hereof that this Note and the obligations, covenants and agreements hereunder are solely corporate obligations, covenants and agreements of the Company and that no personal liability whatsoever shall attach to, or be incurred by, and no recourse shall be had against, the incorporators, any past, present or future subscribers to the capital stock, shareholders, officers or directors of the Company or any of its subsidiaries or of any predecessor or successor corporation.  Similarly, no one may have recourse upon the obligations, covenants or agreements contained in this Note or because of the creation of any indebtedness entitled to the benefits hereof, against the incorporators, any past, present or future subscribers to the capital stock, shareholders, officers or directors of the Company or any of its subsidiaries or of any predecessor or successor corporation under any rule of law or statute or by the enforcement of any assessment or by any legal proceeding.

5.                                      Mergers, Consolidations, etc.  Nothing in this Note shall prevent any consolidation or merger of the Company with or into any other corporation or entity in which the Company is not the surviving entity (or any similar transaction), or any conveyance or transfer of all or substantially all of the property of the Company to any entity or person lawfully entitled to acquire and operate the same (any of which transactions shall be referred to as a “Reorganization”); provided, (i) the Board of Directors of the Company has determined that the terms of any such Reorganization fully preserve and in no respect impair the rights, powers or preferences of the holder of this Note and (ii) upon any Reorganization, the due and punctual payment of the principal and interest on this Note and the due and punctual performance and observance of all the covenants, agreements and obligations of this Note to be kept or performed by the Company shall be assumed by the corporation or other entity or person which survives such Reorganization.

In case of any such Reorganization and in case the successor entity or person shall have assumed the due and punctual payment of the principal and interest on this Note according to its tenor and the due and punctual performance and observance of all of the covenants, agreements and obligations of this Note binding upon the Company, such successor entity or person shall succeed to and be substituted for the Company, with the same effect as if it had been named herein as the Company and, in the case of any such Reorganization, the person named as “Company” in the first paragraph of this Note or any successor which shall theretofore become such in the manner prescribed in this paragraph shall be released from its liability under or as obligor on the Note.

6.                                      Transfer and Registration.   Subject to the other provisions hereof, upon surrender of this Note for registration or transfer at the offices of the Company in Paris, Texas (or such other office or agency as the Company shall hereafter designate), duly endorsed by, or accompanied by a proper instrument or instruments of transfer in the form satisfactory to the Company duly executed by, the registered holder hereof or his duly authorized attorney, one or more Notes of authorized denominations but for a like aggregate principal amount will be issued to the designated transferee in exchange herefor. This Note may be exchanged at the office specified above for a like aggregate principal amount of Notes of other authorized denominations. No service charge shall be made for any such transfer or exchange, but the Company may require payment of a sum sufficient to reimburse it for any charge that may be imposed in relation thereto and any expenses of transfer, including attorneys’ fees and expenses. Prior to due presentment for registration or transfer of this Note, the Company may treat the person in whose

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name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company shall not be affected by any notice to the contrary.

7.                                      Covenants.  The Company hereby covenants and agrees that:

(a)                                    Payment of Principal and Interest.  The Company will duly and punctually pay the principal of and interest on this Note according to the terms hereof.

(b)                                 Maintenance of Office or Agency.  So long as any Note remains outstanding, the Company will maintain at 35 South Plaza, Paris, Texas 75460 (or at such other location designated by a written notice to the holder of the Note), an office or agency where this Note may be presented for payment, an office or agency where a Note may be presented for registration of transfer or exchange as herein provided, and an office or agency where notices and demands to or upon the Company in respect of a Note may be served.

(c)                                  Agreement with Advance America.  So long as Advance America, Cash Advance Centers, Inc., a Delaware corporation (“Advance America”), is the holder of any portion of Notes that are then issued and outstanding, the Company hereby agrees that Advance America shall serve as the Company’s sole and exclusive vendor with respect to any payday loans or similar loans the Company or any of its subsidiaries initiates, and all related services, as are currently being conducted under certain Marketing and Servicing Agreements between the Bank and Advance America.

(d)                                 Mergers and Acquisitions.  So long as Advance America is the holder of all or any portion of Notes that are then issued and outstanding and in the event the Company or any of its subsidiaries enters into a transaction whereby the Company or any of its subsidiaries consolidates or merges with any other corporation or entity or any acquisition of all or substantially all of the assets of any other corporation or entity by the Company or any of its subsidiaries, and the Company or any of its subsidiaries, as the case may be, is the surviving entity, the Company shall execute and deliver to Advance America a Pledge Agreement pursuant to which the Company pledges 100% of the capital stock of each such acquired entity to Advance America as collateral security for the Notes.  In the event that Advance America does not own all of the then issued and outstanding Notes, a Pledge Agreement shall be executed and delivered to each Note holder on a pro rata basis based on the principal amount of Notes each such Person holds.  Provided, however, nothing contained in this Section 7(d) shall obligate the Company to pledge the shares of the Bank to secure the Company’s indebtedness hereunder.

(e)                                  Additional Debt.  The Company agrees that, without the prior written consent of the holders of at least 51% in aggregate principal amount outstanding of the Notes (which consent may not be unreasonably withheld), it will not, and will not permit any of its subsidiaries to, create, incur, assume or allow to exist any debt that is senior to or in pari passu with the Notes, except Senior Indebtedness created by the Bank as set forth above.

(f)                                    Adverse Claims; Litigation. The Company will promptly advise the holders of the Notes in writing of each suit or proceeding commenced or threatened against the Company which, if adversely determined, would result in a material adverse change in the condition or business, financial or otherwise, of the Company.

(g)                                 Other Information.  The Company will also furnish to the holders of the Notes with reasonable promptness, such other information and data with respect to the Company as such holders may from time to time reasonably request.

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8.                                      Defaults.  Each of the following events shall constitute a default (“Default”) with respect to this Note:

(a)                                  The Company fails to pay the principal of this Note for a period of thirty (30) days after such principal becomes due and payable;

(b)                                 The Company fails to pay interest on this Note for a period of thirty (30) days after such interest becomes due and payable;

(c)                                  The expiration of a period of ninety (90) days following the consent of the Company to the appointment of a conservator or receiver or a liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to the Company or of or relating to all or any substantial part of its property unless during such period, such adjudication or appointment of a conservator or receiver or liquidator in any insolvency shall be vacated or shall be stayed on appeal or otherwise or shall have otherwise ceased to continue in effect;

(d)                                 Any decree or order of a court or agency or supervisory authority having jurisdiction in the premises for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to the Company or relating to all or any substantial part of its property, or for the winding up or liquidation of its affairs, shall have been entered, and such decree or order shall have remained in force undischarged or unstayed for a period of ninety (90) days;

(e)                                  The taking by the Company of voluntary bankruptcy, insolvency or similar proceeding; or

(f)                                    The expiration of thirty (30) days after the receipt by the Company of written demand by the holders of at least 51% in aggregate principal amount of the Notes at the time outstanding to the Company to perform any specified covenant or agreement made by it in the Notes, unless such covenant or agreement shall have been performed or fulfilled during such 30-day period.

Upon the occurrence and continuation of a Default, the holders of not less than 51% in aggregate principal amount of the Notes at the time outstanding may, by written notice to the Company, declare the unpaid principal and all accrued and unpaid interest of the Notes immediately due and payable and upon any such declaration the same shall become and shall be immediately due and payable in cash.

Except as otherwise provided herein, no right or remedy conferred upon or reserved to the holder of this Note by the terms of this Note is exclusive of any other right or remedy, but each and every such right or remedy shall be in addition to any other right or remedy given hereunder or now or hereafter existing at law, in equity or by statute. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

9.                                         Amendments.

(a)                                  The Company may amend the Notes without the consent of their respective holders:

(i)                                     to cure any ambiguity, defect or inconsistency;

(ii)                                  to comply with paragraph 5; and

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(iii)                               to make any change that does not adversely affect the rights of the holders; provided, that each such holder is given prior written notice by the Company.

(b)                                 The Company may otherwise amend the Notes with the written consent of the holders of at least 51% of the aggregate principal amount of the Notes then outstanding; however, without the consent of each affected holder of the Notes, an amendment under this paragraph may not:

(i)                                     reduce the percentage of the principal amount of Notes whose holders must consent to an amendment of the terms of the Notes;

(ii)                                  reduce the rate or extend the time for payment of interest on the Notes;

(iii)                               reduce the principal of or extend the maturity of the Notes;

(iv)                              make any change to paragraph 8; or

(v)                                 make any change in paragraph 3 that adversely affects the rights of any holder of the Notes.

10.                                 Transfer; Compliance With Laws and Regulations.

(a)                                  This Note and any transfer of this Note shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any governmental or regulatory agency as may be required.  The holder of this Note must give the Company ninety (90) days written notice prior to transferring the Note to another holder.  All sales, transfers and other disposition of this Note must be made in conformity with the applicable federal and state laws, rules and regulations, and the Company shall not be required to recognize any sale, transfer or other disposition not made in conformity with such laws, rules or regulations.  Compliance with the provisions of such laws, rules and regulations is the responsibility of the transferor.

(b)                                 The securities represented by this Note have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any applicable state securities laws. These securities have been acquired for investment and may not be sold, transferred, assigned, pledged or otherwise disposed of in the absence of an effective registration statement for the securities under the Securities Act or any applicable state securities laws or an opinion of counsel satisfactory to the Company that such registration is not required.

11.                                 Miscellaneous.

(a)                                  Nothing in this Note, expressed or implied, is intended or shall be construed to confer upon or give to any person, firm or corporation, other than the parties referred to herein and the holder of this Note, any right, remedy or claim under or by reason of this Note, or any covenant, condition, stipulation, promise or agreement hereof, and all such covenants, conditions, stipulations, promises and agreements contained in this Note shall be for the sole and exclusive benefit of the Company and the holder of this Note.

(b)                                 Holders of the Notes may give or serve any notice or demand which is required or permitted to be given or served on the Company by depositing the same, postage prepaid, in the United States mail, certified with return receipt requested, addressed (until another address is delivered to the holder of this Note) to Texas Peoples National Bancshares, Inc., 35 South Plaza, Paris, Texas 75460.

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Similarly, the Company may give notice by the same means to holders of Notes at their respective addresses in the Record Book. Notice provided in the foregoing manner shall be deemed given when deposited in the United States mail as provided in this paragraph.

(c)                                  Nothing in this Note, expressed or implied, shall be construed to constitute a secured transaction under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction where property of the Company is located.

(d)                                 Subject to the provisions of paragraph 6 hereof, all references to parties in this Note shall be deemed to include the successors or assigns of each such party, and all covenants and agreements in this Note contained by or on behalf of the Company shall bind and inure to the benefit of the successors and assigns of the Company, whether so expressed or not.

(e)                                  This Note is ineligible as collateral for a loan by the Company or its subsidiaries.

(f)                                    Except to the extent federal law or regulations are applicable, this Note shall be a contract made under the laws of the State of Texas and for all purposes shall be construed and enforced in accordance with such laws.

(g)                                 The existence of this Note shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, Reorganizations or other changes in the Company’s capital structure or its business, or any issuance of Common Stock or subscriptions rights thereto, or any issuance of bonds, debentures or prior preference stock, or any other corporate act or proceeding, whether of a similar character or otherwise.

(h)                                 The holder hereof accepts this Note subject to the provisions of all applicable statutes and regulations of the State of Texas, the United States, the Board of Governors of the Federal Reserve System and any other government or regulatory agency having jurisdiction thereof.

IN WITNESS WHEREOF, the Company has caused this Note to be signed on its behalf by its Chief Executive Officer, and its corporate seal to be affixed hereon and countersigned by its Secretary.

TEXAS PEOPLES NATIONAL BANCSHARES, INC.

Dated: December 19, 2001		By:	/s/ Ronald E. Abbott
Ronald E. Abbott
Chairman of the Board

/s/ T. Bradley Perry
Name:	T. Bradley Perry
Its Acting Secretary

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NOTE PURCHASE AGREEMENT

FOR THE NOTES ISSUED BY

TEXAS PEOPLES NATIONAL BANCSHARES, INC.

This Note Purchase Agreement dated as of December 18, 2001 (the “Agreement”) is made by and between Texas Peoples National Bancshares, a Texas corporation (the “Company”) and Advance America, Cash America Centers, Inc., a Delaware corporation (the “Purchaser”).

1.                                          Sale of Notes.

1.1                                  Obligations of the Company.  In reliance on the representations and warranties of the Purchaser contained herein, the Company agrees to issue to Purchaser its Adjustable Rate Subordinated Notes (the “Notes”) in accordance with the terms and subject to the conditions hereof. The Notes will be issued for an aggregate principal amount of $3,000,000. The terms and conditions governing the Notes and their repayment and the rights and powers arising thereunder shall be as set forth in the Notes, the form of which is attached hereto as Exhibit A.

1.2                                Obligations of Purchaser.  In reliance on the representations and warranties of the Company contained herein, Purchaser agrees to purchase the Notes in the principal amount of $3,000,000 for an aggregate consideration of $3,000,000 in accordance with the terms and subject to the conditions hereof.

2.                                      Closing.  The purchase and sale of the Notes (the “Closing”) shall occur contemporaneously with the execution of this Agreement.

3.                                      Payment.  At the Closing, the Company shall deliver to the Purchaser Notes in the principal amount of $3,000,000.

4.                                      Representations and Warranties of the Company.  The Company hereby represents and warrants to Purchaser as follows:

4.1                                Organization of the Company.  The Company is a corporation duly organized and existing under the laws of the State of Texas and is in good standing under such laws.  The Company has the requisite corporate power to own properties owned by it and to conduct business as being conducted by it. The Company is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which it is required to be so qualified by virtue of the nature of the business conducted by it or its ownership or leasing of property.

4.2                                Corporate Power. The Company has all requisite corporate power to enter into this Agreement and has all requisite corporate power to issue to Purchaser the Notes and to carry out its obligations under the terms of this Agreement and the Notes.

4.3                                Corporate Action.  All corporate action on the part of the Company necessary for the authorization, execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated herein, and for the authorization, issuance and delivery of the Note has been taken. This Agreement, and the Notes, when issued in accordance with the terms of this Agreement, are valid and binding obligations of the Company enforceable in accordance with their terms, subject to applicable bankruptcy insolvency, reorganization and moratorium laws and other laws of general application effecting enforcement of creditors’ rights generally.

5.                                      Representations and Warranties of Purchaser.  The Purchaser hereby represents and warrants to the Company as follows:

5.1                                Notes Not Registered.  Purchaser understands that the Notes are not issued under a trust indenture conforming with the standards of the Trust Indenture Act of 1939, as amended and have not been and will not be registered under the Securities Act of 1933, as amended, or under any applicable state securities law (collectively referred to as the “Acts”), in reliance on exemptions therefrom and the other representations and warranties contained in this Agreement.

5.2                                Access to Information.  Purchaser has had access to and an opportunity to inspect relevant business, financial and other corporation information and data of the Company that was deemed necessary to make an informed investment judgment with respect to the Company and Purchaser’s proposed acquisition of the Notes.

5.3                                Notes Not for Distribution.  Purchaser agrees that the Notes are being acquired for Purchaser’s own account, for investment purposes only, and not with a view to, nor for offer or sale by Purchaser in connection with, any distribution thereof, and that Purchaser is not participating and does not have a participation in any such distribution or the underwriting of any such distribution.

5.4                                Notes for Investment.  Purchaser understands that the Notes must be held until they are redeemed unless they are subsequently registered under the applicable Acts or an exemption from registration is available.

5.5                                No Obligation to Register.  Purchaser acknowledges that the Company is under no obligation to register the Notes or to comply with any applicable exemption with respect to the sales of Notes.

5.6                                Rule 144.  Purchaser acknowledges that there is no market for the Notes and that Rule 144 promulgated under the Securities Act of 1933, as amended, is not available for resales of the Company’s securities.

6.                                      Survival of Representations.  All representations, warranties, covenants and agreements made by Purchaser herein or in any other document delivered in connection with the transactions contemplated hereby shall survive the sale and delivery of the Notes hereunder.

7.                                      Loan Commitment.  The Company and Purchaser agree that the certain loan commitment letter between them dated August 21, 2001 is hereby terminated.

8.                                      Entire Agreement.  This Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties hereto with

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regard to the subjects hereof and thereof and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained. This Agreement may not be amended, waived, discharged or terminated other than by a writing executed by all the parties hereto.

9.                                      Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

10.                                Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of Texas, without regard to principles of conflicts of laws.

Date:  December 18, 2001

TEXAS PEOPLES NATIONAL BANCSHARES, INC.

By:	/s/ Ronald E. Abbott
Name:
Title:

ADVANCE AMERICA, CASH ADVANCE CENTERS, INC.

By:	/s/ William M. Webster IV
Name:	William M. Webster IV
Title:	CEO

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Annex B

TERMINATION AGREEMENT

This Termination Agreement (the “Termination Agreement”), dated as of January 24, 2003, is between the following parties:

(A)    Texas Peoples National Bancshares, Inc., a Texas corporation (hereinafter referred to as “Peoples Bancshares”);

(B)    Peoples National Bank, a bank organized under the laws of the United States and an FDIC insured institution with its principal place of business in Paris, Texas (hereinafter referred to as “PNB”);

(C)    Advance America, Cash Advance Centers, Inc., a Delaware corporation (hereinafter referred to as “Advance America”);

(D)    McKenzie Check Advance of North Carolina, LLC d/b/a National Cash Advance, a subsidiary of Advance America (hereinafter referred to as “NCA”);

(E)    Advance America, Cash Advance Centers of North Carolina, Inc., a Delaware corporation and subsidiary of Advance America (hereinafter referred to as “AA-NC”); and

(F)    NCAS of Pennsylvania, LLC d/b/a National Cash Advance and Advance America, a subsidiary of Advance America (hereinafter referred to as “NCAS”).

WHEREAS, PNB and NCAS are parties to a Marketing and Servicing Agreement dated as of February 22, 2001, together with one undated amendment thereto, one amendment thereto executed on November 8, 2001, and one amendment thereto executed on December 19, 2001 (the original agreement, together with all such amendments thereto, hereinafter collectively referred to as the “NCAS Pennsylvania Agreement”), which agreement the parties have agreed to terminate, except for certain provisions thereof specified below;

WHEREAS, PNB and NCA are parties to a Marketing and Servicing Agreement dated as of September 11, 2001, together with amendments thereto executed on December 19, 2001, and February 12, 2002 (the original agreement, together with all such amendments thereto, hereinafter collectively referred to as the “NCA North Carolina Agreement”), which agreement the parties have agreed to terminate, except for certain provisions thereof specified below;

WHEREAS, PNB and AA-NC are parties to a Marketing and Servicing Agreement dated as of September 11, 2001, together with amendments thereto executed on December 19, 2001, and February 12, 2002 (the original agreement, together with all such amendments thereto, hereinafter collectively referred to as the “AA-NC North Carolina Agreement”), which agreement the parties have agreed to terminate, except for certain provisions thereof specified below;

WHEREAS, Advance America, PNB, and NCAS are parties to a Joinder and Guaranty Agreement dated as of February 22, 2001 (the original agreement, together with all such amendments thereto as may exist, hereinafter collectively referred to as the “NCAS

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Pennsylvania Joinder Agreement”), which agreement the parties have agreed to terminate, except for certain provisions thereof specified below;

WHEREAS, Advance America, PNB, and NCA are parties to a Joinder and Guaranty Agreement dated as of September 11, 2001 (the original agreement, together with all such amendments thereto as may exist, hereinafter collectively referred to as the “NCA North Carolina Joinder Agreement”), which agreement the parties have agreed to terminate, except for certain provisions thereof specified below;

WHEREAS, Advance America, PNB, and AA-NC are parties to a Joinder and Guaranty Agreement dated as of September 11, 2001 (the original agreement, together with all such amendments thereto as may exist, hereinafter collectively referred to as the “AA-NC North Carolina Joinder Agreement”), which agreement the parties have agreed to terminate, except for certain provisions thereof specified below;

WHEREAS, PNB and NCA are parties to a Sale of Loan Receivables Agreement dated as of September 12, 2001 (the original agreement, together with all such amendments thereto as may exist, hereinafter collectively referred to as the “NCA North Carolina Receivables Sale Agreement”), which agreement the parties have agreed to terminate, except for certain provisions thereof specified below;

WHEREAS, PNB and AA-NC are parties to a Sale of Loan Receivables Agreement dated as of September 12, 2001 (the original agreement, together with all such amendments thereto as may exist, hereinafter collectively referred to as the “AA-NC North Carolina Receivables Sale Agreement”), which agreement the parties have agreed to terminate, except for certain provisions thereof specified below;

WHEREAS, Peoples Bancshares and Advance America are parties to a Note Purchase Agreement dated December 18, 2001 (the original agreement, together with any amendments thereto as may exist, hereinafter collectively referred to as the “Note Purchase Agreement”), which agreement the parties have agreed to terminate, except for certain provisions thereof specified below; and

WHEREAS, on December 19, 2001, Peoples Bancshares executed a Three Million Dollar ($3,000,000.00) Adjustable Rate Subordinated Note for the benefit of Advance America (hereinafter referred to as the “Note”), which Note, subject to certain conditions outlined in Section 2 below, Peoples Bancshares has agreed to pay all outstanding balance thereon;

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.                                       Termination.

(a)    In exchange for the consideration set forth in Section 2, and except as set forth in Section 3 and Section 5 hereof, the NCA North Carolina Agreement, the AA-NC North Carolina Agreement, the NCA North Carolina Joinder Agreement, the AA-NC North Carolina Joinder Agreement, the NCA North Carolina Receivables Sale Agreement, and the AA-NC North Carolina Receivables Sale Agreement shall be terminated and of no further force and effect, and

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the parties to each such agreement shall have no further rights or obligations thereunder, other than those set forth in Section 2, Section 3, and Section 5 of this Termination Agreement, from and after February 28, 2003 (the “North Carolina Exit Date”), notwithstanding any provision in any such agreement to the contrary.

(b)    In exchange for the consideration set forth in Section 2, and except as set forth in Section 3 and Section 5 hereof, the NCAS Pennsylvania Agreement and the NCAS Pennsylvania Joinder Agreement shall be terminated and of no further force and effect, and the parties to each such agreement shall have no further rights or obligations thereunder, other than those set forth in Section 2, Section 3, and Section 5 of this Termination Agreement, from and after March 31, 2003 (the “Pennsylvania Exit Date”), notwithstanding any provision in any such agreement to the contrary.

(c)    In exchange for the consideration set forth in Section 2, PNB shall, on the date hereof, effectuate a dividend payment to Peoples Bancshares in an amount no less than $2,350,000.00, which the parties acknowledge is necessary to enable Peoples Bancshares to fulfill its obligation to Advance America under Section 1(d) of this Termination Agreement.

(d)    In exchange for the consideration set forth in Section 2, Peoples Bancshares shall use the dividend specified in Section 1(c) of this Termination Agreement to pay to Advance America, on the date hereof, subject to Advance America fulfilling its payment obligation specified in Section 2(a), the sum of $2,350,000.00, which sum the parties agree represents the remaining outstanding balance owing by Peoples Bancshares on the Note as of the date hereof.

2.    PNB Consideration.

In consideration of the agreement of PNB to terminate the agreements specified in Section 1, and the continuation of the Surviving Provisions as set forth in Section 3, the parties hereto agree to the following:

(a)    Advance America shall pay to PNB the sum of $6,325,000.00 on the date hereof.

(b)    Advance America shall reimburse PNB for legal fees actually incurred by PNB in connection with PNB’s enforcement proceedings with the Office of the Comptroller of the Currency (“OCC”), up to and including the date of this Termination Agreement, to the extent Advance America was obligated to pay such fees under the terms of the NCA North Carolina Agreement, the AA-NC North Carolina Agreement, the NCAS Pennsylvania Agreement, the NCA North Carolina Joinder Agreement, the AA-NC North Carolina Joinder Agreement, the NCAS Pennsylvania Joinder Agreement, and to the extent that PNB has not been previously reimbursed for such expenses.

(c)    Advance America shall reimburse PNB for legal fees actually incurred by PNB in connection with the OCC matters referred to in paragraph (b), above, from the date of this Termination Agreement up to and including the Pennsylvania Exit Date, which amount the parties agree shall not exceed $189,000.00.

3.    Surviving Provisions.

Notwithstanding Section 1 above, the following provisions of the agreements identified below shall not terminate and shall remain in full force and effect in accordance with the terms

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of the existing agreements, unless such terms are expressly modified below (the “Surviving Provisions”). All definitions that are required to interpret defined terms in the foregoing sections shall remain in full force and effect, except as modified below.

(a)                                  NCA North Carolina Agreement.

i.                                          Section 4, “Indemnification,” shall survive in its entirety with the following exception: The “losses” for which Advance America is obligated to defend and indemnify PNB or any Bank Indemnified Party under such Section 4 shall be limited to customer, applicant, borrower, NCA employee, consumer, consumer activist, consumer group, state attorneys general, the Federal Trade Commission, and/or any non-federal agency claims, actions, or causes of actions and any losses, liabilities of any character, type, or description, damages, penalties, demands, judgments, or settlements and fines or penalties imposed by the foregoing, including reasonable attorney’s fees (“Losses”) incurred by PNB or any other Bank Indemnified Party as a result of the foregoing; provided, however, that such Losses arise from acts or omissions occurring on or prior to the North Carolina Exit Date. Specifically, there shall be no indemnification from Advance America or any of its affiliates, parents or subsidiaries and PNB shall be solely responsible for any and all losses, liabilities, damages, penalties, claims, demands, judgments, settlements, costs and expenses including reasonable and necessary attorney fees incurred by PNB arising out of or relating in any manner to claims, actions, causes of actions and regulatory proceedings of any nature or kind brought against PNB or currently pending against PNB by any federal bank regulatory agency so long as such claim is not brought jointly by the federal bank regulatory agency in conjunction with another person or entity whose claims would otherwise be indemnified under this Section.

ii.                                       Section 7, “Confidentiality and Use of Customer Information; Non-Solicitation of Employees”; provided, however, that the provisions of section 7(d) thereof shall survive only up to and including December 31, 2003; and provided further, however, that Advance America shall be entitled to disclose, use, and duplicate the “Confidential Information” defined in section 7(a) thereof in furtherance of its on-going business activities in North Carolina.

(b)                                 AA-NC North Carolina Agreement.

i.                                          Section 4, “Indemnification,” shall survive in its entirety with the following exception: The “losses” for which Advance America is obligated to defend and indemnify PNB or any Bank Indemnified Party under such Section 4 shall be limited to customer, applicant, borrower, AA-NC employee, consumer, consumer activist, consumer group, state attorneys general, the Federal Trade Commission, and/or any non-federal

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agency claims, actions, or causes of actions and any losses, liabilities of any character, type, or description, damages, penalties, demands, judgments, or settlements and fines or penalties imposed by the foregoing, including reasonable attorney’s fees (“Losses”) incurred by PNB or any other Bank Indemnified Party as a result of the foregoing; provided, however, that such Losses arise from acts or omissions occurring on or prior to the North Carolina Exit Date. Specifically, there shall be no indemnification from Advance America or any of its affiliates, parents or subsidiaries and PNB shall be solely responsible for any and all losses, liabilities, damages, penalties, claims, demands, judgments, settlements, costs and expenses including reasonable and necessary attorney fees incurred by PNB arising out of or relating in any manner to claims, actions, causes of actions and regulatory proceedings of any nature or kind brought against PNB or currently pending against PNB by any federal bank regulatory agency so long as such claim is not brought jointly by the federal bank regulatory agency in conjunction with another person or entity whose claims would otherwise be indemnified under this Section.

ii.                                       Section 7, “Confidentiality and Use of Customer Information; Non-Solicitation of Employees”; provided, however, that the provisions of section 7(d) thereof shall survive only up to and including December 31, 2003; and provided further, however, that Advance America shall be entitled to disclose, use, and duplicate the “Confidential Information” defined in section 7(a) thereof in furtherance of its on-going business activities in North Carolina.

(c)                                  NCAS Pennsylvania Agreement.

i.                                          Section 4, “Indemnification,” shall survive in its entirety with the following exception: The “losses” for which Advance America is obligated to defend and indemnify PNB or any Bank Indemnified Party under such Section 4 shall be limited to customer, applicant, borrower, NCAS employee, consumer, consumer activist, consumer group, state attorneys general, the Federal Trade Commission, and/or any non-federal agency claims, actions, or causes of actions and any losses, liabilities of any character, type, or description, damages, penalties, demands, judgments, or settlements and fines or penalties imposed by the foregoing, including reasonable attorney’s fees (“Losses”) incurred by PNB or any other Bank Indemnified Party as a result of the foregoing; provided, however, that such Losses arise from acts or omissions occurring on or prior to the Pennsylvania Exit Date. Specifically, there shall be no indemnification from Advance America or any of its affiliates, parents or subsidiaries and PNB shall be solely responsible for any and all losses, liabilities, damages, penalties, claims, demands, judgments, settlements, costs and expenses including reasonable and necessary attorney fees incurred by PNB arising out of or relating in any manner to claims, actions, causes of actions and regulatory proceedings of any nature or kind

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brought against PNB or currently pending against PNB by any federal bank regulatory agency so long as such claim is not brought jointly by the federal bank regulatory agency in conjunction with another person or entity whose claims would otherwise be indemnified under this Section.

ii.                                       Section 7, “Confidentiality and Use of Customer Information; Non-Solicitation of Employees,” as amended by the first, undated amendment to such agreement; provided, however, that the provisions of section 7(d) thereof shall survive only up to and including December 31, 2003; and provided further, however, that Advance America shall be entitled to disclose, use, and duplicate the “Confidential Information” defined in section 7(a) thereof in furtherance of its on-going business activities in Pennsylvania.

(d)                                 NCA North Carolina Joinder Agreement.

i.                                          Section 1, “Joinder in Indemnity Obligations and Guaranty,” but only for Losses (as defined in Section 3(a)(i) of this Termination Agreement) that arise from acts or omissions occurring on or prior to the North Carolina Exit Date.

(e)                                  AA-NC North Carolina Joinder Agreement.

i.                                          Section 1, “Joinder in Indemnity Obligations and Guaranty,” but only for Losses (as defined in Section 3(b)(i) of this Termination Agreement) that arise from acts or omissions occurring on or prior to the North Carolina Exit Date.

(f)                                    NCAS Pennsylvania Joinder Agreement.

i.                                          Section 1, “Joinder in Indemnity Obligations and Guaranty,” but only for Losses (as defined in Section 3(c)(i) of this Termination Agreement) that arise from acts or omissions occurring on or prior to the Pennsylvania Exit Date.

4.    Non-compete.  PNB and Peoples Bancshares each agree that they will not enter into any contract, agreement, partnership, joint venture, or affiliation of any kind with a third party to market and service loans made by PNB or to provide other services for or to PNB of the type provided to PNB by Advance America, NCA, or NCAS in Pennsylvania or North Carolina for the remainder of calendar year 2003. Notwithstanding the previous sentence, PNB may enter into a contract or agreement with Tele-Track and/or CheckMax in order to provide payday loans directly to customers in Pennsylvania or North Carolina.

5.  Purchase of Outstanding Loans from PNB by Advance America.

(a)    For purposes of this Section 5, the term “Outstanding Loans” shall include all outstanding and unpaid current loans, receivables, and past due loans (NSF loans outstanding less NSF prepayments), which have not been charged off in accordance with the charge off policy of NCAS, AA-NC, or NCA-NC, as applicable, and “Fees Receivable” (defined as 50% of the fees that would have been realized by PNB on the loan portfolio if it had not been sold)

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that are due PNB, all other assets, including, but not limited to, cash in stores and checks deposited but not returned.

(b)    Provided that Advance America, PNB and Peoples Bancshares have fulfilled their obligations as set forth in Section 1 and Section 2 of this Termination Agreement, Advance America will purchase from PNB the Outstanding Loans made pursuant to the NCA North Carolina Agreement and AA_NC North Carolina Agreement (“North Carolina Outstanding Loans”) using the method set forth as follows:

i.    On the first business day following the North Carolina Exit Date, Advance America shall wire funds in the amount equal to the North Carolina Outstanding Loans as of February 27, 2003. Within 7 days following month end, or whenever final month end reports are available, whichever is earlier, PNB or Advance America, as necessary, will wire funds necessary to reconcile the correct amount of the North Carolina Outstanding Loans as of the North Carolina Exit Date.

ii.    On the 15th and the last day of the first month following the North Carolina Exit date, PNB and Advance America will wire funds necessary to reconcile for any funds owed, such as, but not limited to, checks that have been deposited and subsequently returned due to stop payment, NSF, store overages/shortages and theft. Unless otherwise agreed to by PNB and Advance America, there will be a monthly settlement for funds owed by either party. A final settlement between PNB and Advance America for the North Carolina Outstanding Loans will be made on or before June 30, 2003.

(c)    Provided that Advance America, PNB and Peoples Bancshares have fulfilled their obligations as set forth in Section 1 and Section 2 of this Termination Agreement, Advance America will purchase from PNB the Outstanding Loans made pursuant to the NCAS Pennsylvania Agreement (“Pennsylvania Outstanding Loans”) using the method outlined below:

i.    On the second business day following the Pennsylvania Exit Date, Advance America shall wire funds in the amount equal to the Pennsylvania Outstanding Loans as of March 29, 2003. Within 7 days following month end, or whenever final month end reports are available, whichever is earlier, PNB or Advance America, as necessary, will wire funds necessary to reconcile the correct amount of the Pennsylvania Outstanding Loans as of the Pennsylvania Exit Date.

ii.    On the 15th and the last day of the first month following the Pennsylvania Exit Date, Advance America and PNB will wire funds necessary to reconcile for any funds owed, such as, but not limited to, checks that have been deposited and subsequently returned due to stop payment, NSF, store overages/shortages and theft. Unless otherwise agreed to by PNB and Advance America, there will be a monthly settlement for funds owed by either party. A final settlement between PNB and Advance America for the Pennsylvania Outstanding Loans will be made on or before July 31, 2003.

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(d)    As to the states of Pennsylvania and North Carolina, PNB agrees to reimburse Advance America for any funds that are erroneously deposited to a PNB bank account pursuant to this Section 5(b) and Section 5(c) of this Termination Agreement. Likewise, Advance America agrees to reimburse PNB for any funds that are legally due to PNB pursuant to this Section 5(b) and Section 5(c) of this Termination Agreement.

(e)    As to the states of Pennsylvania and North Carolina, Advance America agrees to continue providing accounting records for PNB in order to track/reconcile transactions charged to PNB’s various bank accounts as contemplated by this Section 5.  Effective upon the North Carolina Exit Date and the Pennsylvania Exit Date, Advance America and PNB agree to share equally the service charges assessed on the PNB bank accounts for maintaining these accounts. Upon the final settlement date, the PNB bank accounts will be closed by PNB.

(f)    PNB and Advance America shall provide reasonable cooperation to each other to effectuate the activities contemplated by this Section 5.

6.  Post-Termination Obligations.

(a)    For a period of three (3) years from the North Carolina Exit Date, Advance America will retain all loan files created pursuant to the NCA North Carolina Agreement and the AA-NC North Carolina Agreement, at no cost to PNB for such document retention, and shall make such records available for inspection by PNB or the OCC at the location(s) at which these files are customarily maintained by Advance America, upon written request of PNB, and within a reasonable period of time following such written request. Advance America agrees to cooperate with PNB in the production of any documents which PNB may require during this time period, and the costs of any such production shall be shared equally by Advance America and PNB.

(b)    For a period of six (6) years from the Pennsylvania Exit Date, Advance America will retain all loan files created pursuant to the NCAS Pennsylvania Agreement, at no cost to PNB for such document retention, and shall make such records available for inspection by PNB or the OCC at the location(s) at which these files are customarily maintained by Advance America, upon written request of PNB, and within a reasonable period of time following such written request. Advance America agrees to cooperate with PNB in the production of any documents which PNB may require during this time period, and the costs of any such production shall be shared equally by Advance America and PNB.

7.    Non-Disparagement.  Unless otherwise compelled by legal or judicial process, PNB and Peoples Bancshares each agree not to make statements, either orally or in writing, to any third party, including specifically, but not limited to, any state or federal regulatory agency or any state or federally chartered financial institution, which libel, slander, or disparage Advance America or any of its affiliates, or the successors, assigns, officers, directors, employees, shareholders, accountants, consultants, actuaries, attorneys and all other agents of such parties and their respective affiliates, in any manner whatsoever. Unless otherwise compelled by legal or judicial process, Advance America, NCA, AA-NC and NCAS each agree not to make statements, either orally or in writing, to any third party, including specifically, but

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not limited to, any state or federal regulatory agency or any state or federally chartered financial institution, which libel, slander, or disparage PNB or Peoples Bancshares, their affiliates, or the successors, assigns, officers, directors, employees, shareholders, accountants, consultants, actuaries, attorneys and all other agents of such parties and their respective affiliates in any manner whatsoever.

8.    Successors and Assigns.  This Termination Agreement shall be binding upon the parties hereto and their respective successors, heirs, legal representatives and assigns.

9.    Mutual Release.  Except as specifically and expressly set forth in this Termination Agreement, and not by implication, each party and its respective successors and assigns hereby releases and forever discharges each of the other parties, their respective affiliates, and the successors, assigns, officers, directors, employees, shareholders, accountants, consultants, actuaries., attorneys and all other agents of such other parties and their respective affiliates, and each and every one of them, effective as of the date hereof, from any and all manner of claims, demands, obligations, actions, causes of action or suits, whether known or unknown, which a party hereto, a party’s successors and assigns, a party’s affiliates, or any one or more of them, might now have or ever had or hereafter can, shall or may have against another party hereto, such other party’s affiliates, and the successors, assigns, officers, directors, employees, shareholders, accountants, consultants, actuaries, attorneys and all other agents of such other parties and their respective affiliates, or any one or more of them. Without limitation of the foregoing, the parties expressly agree that the payments to be made by Advance America to PNB under Section 2 of this Agreement shall constitute all of the financial consideration that PNB is entitled to receive, and will ever receive, from Advance America, its affiliates, subsidiaries, shareholders, officers, directors, employees, agents or representatives, in settlement, discharge and release of any and all claims, demands, obligations, causes of action, or suits relating to or arising out of any examination, notice of charges, or enforcement action by the OCC or by any other federal bank regulatory agency with jurisdiction over PNB.

10.    Execution and Counterparts. This Agreement may be executed in counterparts and all copies, taken together, shall constitute one and the same instrument.

11.    Headings. Headings of the various sections of this Agreement are for convenience only and are not to be construed as confining or limiting in any way the scope of any of the provisions hereof.

12.    Dispute Resolution.

(a)    Any controversy or claim arising out of or relating to this Agreement, or the breach thereof (“Disputed Matter”), shall be settled by binding arbitration pursuant to the provisions of this Section 12 and in accordance with and pursuant to the provisions of the Federal Arbitration Act exclusively, and independent of any reference to any specific state law. In the event of the occurrence of a Disputed Matter, any party shall elect to have the Disputed Matter resolved by arbitration at a mutually convenient, and financially fair, location selected by the arbitrators, according to the provisions of this Section 12.

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(b)    The arbitration shall be held:  (i) in a summary manner, i.e., on the basis that it shall not be necessary to observe or carry out either the usual formalities or procedure required by the rules of civil procedure, or the strict rules of evidence, except as required by the American Arbitration Association Rules; and (ii) immediately, and with a view of its being completed within ninety (90) days after it is demanded unless otherwise agreed to in writing by both parties, having particular regard to any urgency regarding the matter in issue.

(c)    In the event that a party requires that a Disputed Matter be arbitrated hereunder, each party shall give written notice thereof to the other party, which notice shall specify the dispute and the relief that the party requests at the arbitration.  Upon the giving of such notice, each party shall have fifteen (15) days in which to select one (1) arbitrator and the two (2) selected arbitrators shall in turn choose a third arbitrator.

(d)    The third arbitrator shall be: (i) if the question in issue is primarily an accounting matter, an independent certified public accountant; (ii) primarily a legal matter, a practicing lawyer of not less than ten (10) years standing as such; and (iii) any other matter, an independent person.  If the arbitrators chosen by the parties cannot agree on the choice of such accountant, lawyer or independent person within fourteen (14) days of their appointment, such person is to be appointed by the presiding officer of the American Arbitration Association.

(e)    Any arbitration shall be conducted before three arbitrators pursuant to the American Arbitration Association Rules in force on the effective date of this Agreement, as modified by the provisions of this Section 12.  The panel shall render its decision in writing in accordance with applicable substantive laws.  The panel shall have the right and power to apportion the costs and expenses of the arbitration (including the Parties’ attorneys’ fees and expenses) in its discretion. THE PARTIES HEREBY EXPRESSLY WAIVE ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SUBJECT TO ARBITRATION HEREUNDER.

(f)    The parties irrevocably agree that the decision or award in any arbitration proceedings hereunder: (i) Shall be binding on all of them, without any right of appeal except as provided by the Federal Arbitration Act; (ii) Shall forthwith be carried into effect; and (iii) May be made an order of the district court in which the award is made.

(g)    Notwithstanding Section 12(c) and Section 12(d), if there are more than two parties to the arbitration (including parties added as a result of joinder or consolidation), three neutral arbitrators shall be appointed in accordance with the American Arbitration Association Rules. Unless all parties to the arbitration agree otherwise, such neutral arbitrators shall replace the arbitrators previously appointed by the parties pursuant to Section 12(c) and Section 12(d). Regardless of the number of parties to the arbitration, if all of the parties to the arbitration so agree, a single neutral arbitrator may be chosen by agreement of all of the parties or appointed in accordance with the American Arbitration Association Rules.

(h)    Prior to the commencement of the arbitration hearing, upon the request of any of the parties to the arbitration, arbitration proceedings under this Termination Agreement shall be consolidated with arbitration proceedings pending between any of the other parties to this Termination Agreement provided that such arbitration proceedings arise out of the same

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transaction or relate to the same subject matter. Consolidation will be by order of the arbitrators in any of the pending cases, or, if the arbitrators fail to make such an order, any party may, without inconsistency with this Termination Agreement, apply to the district court for the district in which any of the arbitration proceedings are pending for such an order.

(i)    At the request of any party to the arbitration, any other party or parties to this Termination Agreement may be joined as parties to the arbitration, in the event that the arbitration arises out of or relates, directly or indirectly to that party’s obligations under this Termination Agreement or any agreement which is the subject of this Termination Agreement. Joinder will be by order of the arbitrators in any of the pending cases, or, if the arbitrators fail to make such an order, any party to the arbitration may, without inconsistency with this Termination Agreement, apply to the district court for the district in which any of the arbitration proceedings are pending for such an order.

13.    Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

14.    Entire Agreement. This Agreement and the Surviving Provisions, as modified in accordance with its terms, contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, written or oral, among the parties relating to such subject matter. This Agreement and the Surviving Provisions cannot be modified, changed or amended, except in writing signed by a duly authorized representative of each of the parties.

15.    Representations and Warranties. Each party hereby represents and warrants to all other parties to this Agreement, as of the date hereof and on a continuing basis as necessary to effectuate the purpose and intent of this Agreement, that:

(a)    it is duly organized and validly existing, and authorized to do business as a properly organized business entity under federal law, as appropriate, or the laws of the state of its organization;

(b)    it has all requisite power and authority to execute, deliver, and perform this Agreement;

(c)    This Agreement has been duly authorized by the party’s Board of Directors, executed and delivered by it and constitutes its legal, valid, and binding agreement, enforceable against it in accordance with the Agreement’s terms; and

(d)    The execution, delivery, and performance of this Agreement will not (i) violate or conflict with any provision of the party’s articles of organization, operating agreement, or other governance documentation of the party or the party’s parent, or (ii) violate or conflict with, constitute a breach of or default under, result in the loss of any material benefit under, or permit the acceleration of or entitle any party to accelerate any obligation under or pursuant to, any material agreement, order, law, instrument, judgment, or decree to which the party or its parent may be bound.

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16.    Confidential Treatment.  Except as may be required by law or judicial process, no party to this Termination Agreement shall advertise or otherwise make known to any other person or entity (with the exception of such party’s auditors, bank examiners, attorneys, and accountants) any information relating to the subject matter of this Termination Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

TEXAS PEOPLES NATIONAL BANCSHARES, INC.

By:	/s/ Ronald E Abbott

Name:	RONALD E ABBOTT

Title:	CEO/Chairman

PEOPLES NATIONAL BANK

By:	/s/ Ronald E Abbott

Name:	RONALD E ABBOTT

Title:	CEO/Chairman

ADVANCE AMERICA, CASH ADVANCE CENTERS, INC.

By:	/s/ William M. Webster IV

Name:	William M. Webster IV

Title:	CEO

ADVANCE AMERICA, CASH ADVANCE CENTERS OF NORTH CAROLINA, INC.

By:	/s/ William M. Webster IV

Name:	William M. Webster IV

Title:	President

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NCAS OF PENNSYLVANIA, LLC

By:	/s/ William M. Webster IV

Name:	William M. Webster IV

Title:	President

MCKENZIE CHECK ADVANCE OF NORTH CAROLINA, LLC

By:	/s/ William M. Webster IV

Name:	William M. Webster IV

Title:	President

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